Exhibit 99.1

Engine Gaming’s, Stream Hatchet releases Brands in Gaming and Esports Report, a Read All for Those Looking to Understand Marketing in the Gaming Universe

●	The report analyses the presence of nearly 2,000 brands in video game streaming by measuring logo presence, chat mentions, and exposure time across the top 500 channels on Twitch

●	The report illuminates opportunities for brand marketers to qualify advertising and sponsorship opportunities in gaming and esports, helping them effectively measure the return on their investment, understanding the best means of attracting audiences on gaming platforms

NEW YORK, NY / ACCESSWIRE / July 13, 2022 / Gaming and esports live streaming analytics company, Stream Hatchet, a wholly-owned subsidiary of Engine Gaming and Media, Inc. (“Engine” or the “Company”) (NASDAQ:GAME)(TSXV:GAME), today announced that it has published its Brands in Gaming and Esports Report, an essential read for all constituents looking to crack the code of marketing in the gaming world. The report takes an in-depth look at how brands and advertisers leverage gaming and esports within live streaming for marketing purposes as brand sponsorship increases as a result of millions of teens and young adults abandoning linear television, spending vast amounts of entertainment time on on-line gaming.

Stream Hatchet’s Brands in Gaming and Esports Report is designed to help brand marketers qualify advertising and sponsorship opportunities and the importance of influencers to streaming gaming marketing campaigns, navigating through the sea of influencers in an effort to maximize the ability to reach the targeted audience.

Key findings include:

●	The number of content creators sponsored by brands has increased dramatically since early 2020. Sponsored streams are rising, peaking in Q1 this year, amassing 153M sponsored hours watched.

●	Electronic Hardware brands are the most popular category with gamers, with brand logos appearing on 5.7k of the top channels on Twitch this year. Electronic hardware brands have also generated a total of 6.3M mentions in Twitch chat.

●	Apparel logos are often seen on screen when streamers wear branded clothing, but fans aren’t chatting about apparel brands as frequently because they aren’t advertising as much in live streaming as other brand types. Conversely, Amazon Marketplace doesn’t have much logo presence; however, it is second only to electronic hardware in chat mentions.

●	Crypto brands are quickly becoming some of the most recognizable brands for gamers. Coinbase partnered with esports league Blast Premier to engage with Counter-Strike fans and garnered over 141 minutes of exposure time and 676M impressions.

●	Doritos is the most chatted about snack brand on Twitch, with 42% of mentions across Twitch chat in Q1 2022. Doritos rose to the top of the charts with a mix of highly produced esports tournaments. They also created a custom Doritos emote, which appears as a physical Doritos chip within Twitch chat and has become a de facto snack sign amongst streaming fans.

●	Intel captured 86% of brand mentions during ESL Pro League Events and a total of 755 mentions due to the company’s partnership with ESL Pro League.

●	Red Bull partnered with G2 Esports, a European esports team, to increase brand awareness with esports fans and video game streaming culture enthusiasts. Additionally, G2’s streamer team drove 415 chat mentions of Red Bull during Q1 2022.

“This report highlights some very compelling data points around the gaming and esports arena opportunities for marketers, identifying the effectiveness and, more importantly, the return on investment. It is our expectation that we will continue to foster additional brand investment into gaming creators and esports tournaments,” said Eduard Monsterrat, CEO at Stream Hatchet.

The report concludes that the most popular campaign activations used by brands in esports and live streaming include esports tournaments, team organizations where brands utilize jersey patches to capture impressions or create sponsored content around the team, and in-game activations where brands are creating characters or virtual versions of its product.

The release of this report follows the launch of the Stream Hatchet Brands tool in June 2022. It allows marketers to track earned media value of major brands on video game streaming platforms to better judge which team, event, or community opportunities are right for them. Stream Hatchet Brands tracks by hours watched, average minute audience (AMA), chat mentions, the number of exposures, exposure time, and impressions.

The Brands in Gaming and Esports Report is free to download from: https://insights.streamhatchet.com/brands-report-2022

About Stream Hatchet

Stream Hatchet is the market leader in live-streaming viewership data analytics for the world’s leading video game streaming platforms. Stream Hatchet provides deep insights to leading brands, creator networks, esports leagues, game publishers, and other businesses measuring the impact of video game live streaming. Stream Hatchet is a wholly-owned subsidiary of Engine Gaming and Media.

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. (NASDAQ:GAME) (TSX-V:GAME) provides premium social sports and esports gaming experiences, as well as unparalleled data analytics, marketing, advertising, and intellectual property to support its owned and operated direct-to-consumer properties while also providing these services to enable its clients and partners. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; WinView Games, a social predictive play-along gaming platform for viewers to play while watching live events; and Frankly Media, a digital publishing platform used to create, distribute and monetize content across all digital channels. Engine Media generates revenue through a combination of direct-to-consumer fees, streaming technology and data SaaS-based offerings, and programmatic advertising. For more information, please visit www.enginegaming.com.

For more information, please contact:

Stream Hatchet PR:

Amy Ballantyne

Big Games Machine

Email: amy@biggamesmachine.com

Engine Gaming Investor Relations

Shannon Devine

MZ Group

Email: shannon.devine@mzgroup.us

Press kit materials linked here